

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

Stephen Ruffini
Chief Financial Officer
Village Farms International, Inc.
4700-80th Street
Delta, British Columbia, Canada
V4K 3N3

> **Re: Village Farms International, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 9, 2023**
> **Item 2.02 Form 8-K filed March 9, 2023**
> **Response dated May 17, 2023**
> **Response dated August 11, 2023**
> **Form 10-Q for the Quarter Ended June 30, 2023**
> **Filed August 9, 2023**
> **File No. 001-38783**

Dear Stephen Ruffini:

We have reviewed your August 11, 2023 response to our comment letter and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis
Non-GAAP Measures
Reconciliation of Net Income to Adjusted EBITDA, page 61

1.   We note your response to prior comment 1 regarding your adjustments to remove the loss on the write down of inventory to net realizable value and the share of loss on JV inventory impairment. Notwithstanding your rationale for excluding these inventory losses from your non-GAAP adjusted EBITDA measure, these adjustments appear to be part of the normal course of your operations and therefore inconsistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non- GAAP Financial

Measures. Please confirm you will no longer exclude these inventory losses from your adjusted EBITDA measure. This comment is also applicable to prior comments 13, 14 and 16 from our letter dated April 5, 2023. Please also confirm that you will no longer exclude these inventory losses from presentation of costs of sales, gross margin and/or gross margin %.

Form 10-Q for the Quarter Ended June 30, 2023

Management's Discussion and Analysis
Non-GAAP Measures
Reconciliation of Net Loss to Adjusted EBITDA, page 29

2.   We note your disclosure on page 18 that other income (expense) for the three months ended June 30, 2023 was $5,602 as compared to ($30) for the three months ended June 30, 2022. The increase in other income was primarily attributable to a favorable legal settlement in the three months ended June 30, 2023. Please tell us the nature of the legal settlement. Quantify the amount of the legal settlement and address whether or not the gain is included in the determination of your segment's net income (loss). In addition, address the following:
  •   We note that you do not exclude the legal settlement gain from your non-GAAP adjusted EBITDA measure. Tell us how you considered the guidance in Question 100.03 of the Compliance and Disclosure Interpretations on Non-GAAP Measures; and
  •   Notwithstanding the above, we note that your press release dated August 9, 2023 includes a prominent bullet point on the improvement in operating loss and highlights certain sequential and/or consecutive improvements in segment adjusted EBITDA. Please address the extent to which the legal settlement gain impacted operating loss and segment adjusted EBITDA comparisons period to period. If the legal settlement gain contributed to the sequential and/or consecutive improvements, please explain why you did not highlight and discuss the legal settlement gain.

        Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services